Exhibit 99.2

Pricing of Upsized Green Bond Offering

Luxembourg (February 26, 2021) Ardagh Group (“Ardagh”) (NYSE:ARD) announces that Ardagh Metal Packaging S.A. (“AMP”) has priced the following transactions, totalling approximately $2.8 billion equivalent:

●	€450 million Senior Secured Notes due 2028, at a coupon of 2.000%
●	$600 million Senior Secured Notes due 2028, at a coupon of 3.250%
●	€500 million Senior Notes due 2029, at a coupon of 3.000% and
●	$1,050 million Senior Notes due 2029, at a coupon of 4.000%, (collectively the “Notes”).

The issuance follows the announcement on February 23, 2021 of the proposed combination of its metal packaging business with Gores Holdings V Inc, (NASDAQ:GRSV, GRSVU and GRSVW), under which Gores Holdings V will combine, subject to a shareholder vote, with Ardagh’s beverage can business, that will be held by AMP. AMP intends to apply to list its shares on the New York Stock Exchange, under the new ticker symbol “AMBP”.

Gross proceeds of the Notes will be held in escrow until the entities currently conducting the metal packaging business within Ardagh transfer to become wholly-owned subsidiaries of AMP, and AMP and its subsidiaries will be released from their obligations under existing Ardagh notes. Proceeds, net of expenses, will then be used to pay $2,315 million equivalent to Ardagh in part consideration for this transfer.

The Notes will be issued in accordance with Ardagh’s Green Financing framework.

Paul Coulson, Chairman and CEO of Ardagh Group, said “We are delighted with the very strong support for AMP from existing and new investors, in this upsized offering of Green Bonds. We look forward to closing the combination with Gores Holdings V, which we expect to complete in the second quarter of 2021.”

February 26, 2021

MediaPat Walsh, Murray Consultantspwalsh@murraygroup.ie

+1 646 776 5918 / +353 87 2269345

Investors john.sheehan@ardaghgroup.com

Exhibit 99.2

About Ardagh Group

Ardagh is a global supplier of infinitely-recyclable metal and glass packaging for the world’s leading brands. Ardagh operates 56 metal and glass production facilities in 12 countries, employing more than 16,000 people with sales of approximately $7 billion.

About Ardagh Metal Packaging

AMP will hold Ardagh’s metal packaging business, which is a leading supplier of beverage cans globally, with a particular focus on The Americas and Europe. Ardagh’s metal packaging business operates 23 production facilities in Europe and the Americas, employs approximately 4,900 people and recorded revenues of $3.5 billion in 2020.

The offering of the Notes will be made pursuant to an exemption under the Prospectus Regulation, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for the purposes of the Prospectus Regulation.

The offering of the Notes will be made pursuant to an exemption under the UK Financial Services and Markets Act 2000 and the UK Prospectus Regulation from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for the purposes of the UK Prospectus Regulation.

The Notes have not been registered under the U.S. Securities Act of 1933, as amended, or any U.S. State security laws. Accordingly, the Notes are being offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933 and outside the United States in accordance with Regulation S under the U.S. Securities Act of 1933. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities referred to in this announcement, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, or an exemption from registration.

MiFID II professionals/ECPs-only/No PRIIPs KID – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

UK MiFIR professionals/COBS ECPs-only/No UK PRIIPs KID – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs key information document (KID) has been prepared as not available to retail in UK.

This press release contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging S.A., Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is John Sheehan, Corporate Development & Investor Relations Director.

This press release is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), (ii) are persons falling

Exhibit 99.2

within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Promotion Order, (iii) are outside the United Kingdom or (iv) are persons to whom an invitation or inducement to engage in investment activity within the meaning of Section 21 of the UK Financial Services and Markets Act 2000 in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This press release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons.